Exhibit 16.1

April 9, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated April 3, 2024, of Palladyne AI Corp. and are in agreement with the statements contained in the first and last sentences of the first paragraph, and the second, third, and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP